Filed by Xerox Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934

Subject Company: Affiliated Computer Services, Inc.

Commission File No.: 1-12665

The proposed merger transaction involving Xerox and ACS will be submitted to the respective stockholders of Xerox and ACS for their consideration. In connection with the proposed merger, Xerox will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Xerox and ACS that also constitutes a prospectus of Xerox. Xerox will mail the joint proxy statement/prospectus to its stockholders. Xerox and ACS urge investors and security holders to read the joint proxy statement/prospectus regarding the proposed transaction when it becomes available because it will contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Xerox and ACS, without charge, at the SEC’s Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the filings with the SEC that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, when available, without charge, from Xerox’s website, www.xerox.com, under the heading “Investor Relations” and then under the heading “SEC Filings”. You may also obtain these documents, without charge, from ACS’s website, www.acs-inc.com, under the tab “Investor Relations” and then under the heading “SEC Filings”.

Xerox, ACS and their respective directors, executive officers and certain other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Xerox and ACS in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Xerox and ACS in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Xerox’s executive officers and directors in its definitive proxy statement filed with the SEC on April 6, 2009. You can find information about ACS’s executive officers and directors in its definitive proxy statement filed with the SEC on April 14, 2009. You can obtain free copies of these documents from Xerox and ACS websites using the contact information above.

This release contains “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “should” and similar expressions, as they relate to us, are intended to identify forward-looking statements. These statements reflect management’s current beliefs, assumptions and expectations and are subject to a number of factors that may cause actual results to differ materially. These factors include but are not limited to: the unprecedented volatility in the global economy; the risk that the future business operations of ACS will not be successful; the risk that we will not realize all of the anticipated benefits from our acquisition of ACS; the risk that customer retention and revenue expansion goals for the ACS transaction will not be met and that disruptions from the ACS transaction will harm relationships with customers, employees and suppliers; the risk that unexpected costs will be incurred; the outcome of litigation and regulatory proceedings to which we may be a party; actions of competitors; changes and developments affecting our industry; quarterly or cyclical variations in financial results; development of new products and services; interest rates and cost of borrowing; our ability to protect our intellectual property rights; our ability to maintain and improve cost efficiency of operations, including savings from restructuring actions; changes in foreign currency exchange rates; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters in the foreign countries in which we do business; reliance on third parties for manufacturing of products and provision of services; and other factors that are set forth in the “Risk Factors” section, the “Legal Proceedings” section, the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section and other sections of our Quarterly Report on Form 10-Q for the quarters ended March 31, 2009 and June 30, 2009 and our 2008 Annual Report on Form 10-K and ACS’s 2009 Annual Report on Form 10-K filed with the Securities and Exchange Commission. Xerox assumes no obligation to update any forward-looking statements as a result of new information or future events or developments, except as required by law.

FINAL TRANSCRIPT

Conference Call Transcript

XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Event Date/Time: Oct. 22. 2009 / 10:00AM ET

1

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

C O R P O R A T E   P A R T I C I P A N T S

Ursula Burns

Xerox Corporation - CEO

Larry Zimmerman

Xerox Corporation - Vice Chairman, CFO

Lynn Blodgett

Affiliated Computer Services, Inc. - President, CEO

C O N F E R E N C E   C A L L   P A R T I C I P A N T S

Ben Reitzes

Barclays Capital - Analyst

Shannon Cross

Cross Research - Analyst

Keith Bachman

BMO Capital Markets - Analyst

Ananda Baruah

Brean Murray, Carret & Co. - Analyst

Mark Moskowitz

JPMorgan - Analyst

Jason Kupferberg

UBS - Analyst

P R E S E N T A T I O N

Operator

Good morning and welcome to the Xerox Corporation third-quarter 2009 earnings release conference call hosted by Ursula Burns, Chief Executive Officer. She is joined by Larry Zimmerman, Vice Chairman and Chief Financial Officer.

During this call, Xerox executives will refer to slides that are available on the web at www.Xerox.com/investor. At the request of Xerox Corporation, today’s conference call is being recorded. Other recording and/or rebroadcasting of this call are prohibited without express permission of Xerox. After the presentation there will be a question-and-answer session. (Operator Instructions)

Some of the subject matter discussed during this conference call will be addressed in a joint proxy statement and prospectus to be filed with the Securities and Exchange Commission. We urge investors and security holders of Xerox and Affiliated Computer Services to read it when it becomes available because it will contain important information. You will be able to obtain free copies of the joint proxy statement and prospectus when available, and other documents filed with the SEC by Xerox and ACS, through the Internet site maintained by the SEC at www.SEC.gov.

During this conference call, Xerox executives will make comments that contain forward-looking statements which, by their nature, address matters that are in the future and are uncertain. Actual future financial results may be materially different than those expressed herein.

At this time I would like to turn the meeting over to Ms. Burns. Ms. Burns, you may begin.

2

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ursula Burns - Xerox Corporation - CEO

Good morning and thanks for joining us today. In addition to reviewing our third-quarter earnings this morning, we’ll also provide more detail on our acquisition of Affiliated Computer Services. We know you have more questions, and we want to ensure we are covering the key topics on your minds.

First, Larry and I will provide a review of our third-quarter results and fourth-quarter guidance. We will then turn the discussion to the ACS acquisition, highlighting the revenue and profit synergy cases as well as our pro forma financial profile. Lynn Blodgett, the CEO of ACS, is with us today and will join Larry and me for our questions.

So we have a lot to cover and we expect the call will last longer than usual, so that we can have plenty of time for your questions. Let’s get started with a review of our third quarter on slide 4.

We delivered $0.14 earnings per share, which is above our $0.10 to $0.12 expectation and reflects our continued disciplined approach to managing cash and reducing costs. As a result, we are raising our expectations for full-year earnings to $0.55 to $0.57 per share, excluding fourth-quarter ACS transaction costs.

Third-quarter total revenue of $3.7 billion was down 16% including a 2-point negative impact from currency. Wholesale and financing revenue was down 9% in constant currency, and equipment sale revenue declined 28% in constant currency.

Just as we are closely managing costs, our customers are doing the same; and we have not seen a meaningful shift toward increased spending on technology. For many of our business clients, small to large, there remains a hesitancy to invest until more economic factors shows signs of steady improvement. We expect this trend will continue to put pressure on revenue for the balance of the year. So we maintaining our sharp focus on operational improvement, and we’re benefiting from restructuring actions taken earlier this year.

Gross margin improved over half a point from last year to 39.8%. Selling, administrative, and general expenses were down $131 million. Third-quarter operating cash flow was $610 million.

Through the third quarter, we generated $1.2 billion in operating cash flow. This strong performance gives us confidence to increase our cash flow expectations for the full year to $1.7 billion, up from our previous guidance of $1.5 billion.

We ended the third quarter with a cash balance of $1.2 billion. With total debt down $938 million year-to-date, we will reduce overall debt by more than $1 billion this year.

So let’s turn to slide 5 for a bit more detail on revenue. Revenue results are generally consistent with what we saw in quarter 2. We’ve talked about the recession impacting our business in three key areas, and these patterns continued in the third quarter.

First, the overall slowdown in business activity has lowered demand for supplies, especially in heavily document-driven processes. The second area is what I touched on earlier, customers delaying spending on technology until there are stronger signs of economic improvement. And third, in certain hard-hit developing markets, access to credit is still a challenge, resulting in slower demand for new technology.

We are maintaining or growing market share by focusing on innovation and customer value. That’s why we’ve been successful in winning new business with our managed print services that reduce clients’ document costs by as much as 30%. It’s also why we’ve moved forward with 27 product launches this year. And it’s why we expanded our distribution through new global imaging companies and partnerships with more resellers around the world.

The launch earlier this year of the Xerox ColorQube is showing early signs of success. This product cuts the cost of color printing by up to 62%, and we just started the rollout of the product in Europe. We will extend it out to developing markets next year.

In our production business, where the economy has been especially difficult for some of our graphic arts customers, we demonstrated our continued commitment to an investment in digital printing at the recent Print 09 tradeshow. We introduced 13 new products at the show, including the North American premiere of our digital packaging solution. And we sold more than a dozen iGens. We believe will see some improvement in our production color business as the Xerox 7002 and 8002 presses ramp in Europe.

To sum it up, we are performing well in the operational areas of our business that mitigate these tough economic challenges. And we are maintaining our focus in many key investment areas that will benefit us when the economy improves.

3

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Now I’ll turn it over to Larry, who will share more detail about our financials. Larry?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Thank you, Ursula, and good morning. Third-quarter results continue to show the strength of our model. We exceeded both earnings and cash generation in a challenging environment, economically as well as seasonally. We continue to take aggressive actions to deliver results as well as to provide us with upward leverage going forward.

Let’s move to my first slide. Our revenue trend was consistent with what we have experienced this year, with somewhat better compares on currency. Gross profit margin was 39.8%, up 6/10 of a point year-over-year, and represents good cost performance especially given the revenue seasonality.

Both R&D and SAG declined as our restructuring and expense actions continue to deliver. R&D was down $19 million and SAG was down $131 million, $101 million in constant currency. Operating margin was 6.7%; given the revenue seasonality, good performance.

EPS was $0.14 compared to our guidance of $0.10 to $0.12 and includes about $0.01 of transaction costs associated with the recent announcement of our acquisition of ACS. So strong cost and expense management drove positive earnings results.

Next slide. Our earnings and working capital management delivered $610 million of cash from operations. We managed CapEx to only $40 million; paid down $615 million of debt; paid about $40 million of dividends; and ended the quarter with $1.2 billion cash balance. Year to date, we have delivered $1.2 billion of cash from ops versus a full-year guidance of $1.5 billion.

We are now increasing that guidance to $1.7 billion, and we believe we will end the year with a cash balance of $1.5 billion. This positions us well going forward. Our balance sheet is strong, and we will continue to drive cash.

Next slide. On translation currency, the euro has strengthened versus the dollar to about 1.45, which is at about the same level at this point last year. Transaction currency, primarily yen, although flattening out at 89 to 91 to the dollar and 133 to 135 to the euro, is still challenging versus last year. We have made good progress on cost actions to enable us to maintain our gross profit margin.

Both receivable writeoffs and provisions are improving. Our provisions improved sequentially from first and second quarter by $10 million and $22 million respectively.

The bottom part of the slide addresses our financing dynamic, to give a perspective and context in understanding our debt and commitment to maintaining an investment-grade credit rating. We finance the majority of our products to our customers in three- to five-year bundled contracts that generally include the equipment, service, supplies, and leasing and financing.

The equipment represents $7.6 billion of finance assets, and we leverage them 7 to 1. That is the $6.6 billion of debt on the slide. The remaining $0.8 billion is core debt, only 8% leverage. This is a committed stream of cash that our customers pay us over the life of their contract with Xerox.

The debt ladder shows how we manage the debt maturities and balance with operating cash flow. We maintain these maturities at about $1 billion a year. Contrast this to our cash flow from ops over the last seven years, which has been $1.5 billion to $2 billion, and now forecasted to be $1.7 billion this year. As the debt matures, we have typically gone to capital markets to maintain the leverage ratio. In May, we borrowed $750 million.

In addition, our $2 billion revolver gives us flexibility as to when we want to go to capital markets. So the context and perspective you can take from this is the majority of our debt supports contractually obligated payments from our customers; our core debt is small; our cash flow and financial flexibility are strong; and we have comfortably managed this over the years and will continue to do so.

Next slide. While our revenue performance has certainly been impacted by the economy, the post-sales stream has held up better than equipment. Paper and unbundled supplies continue to drive a large portion of the decline, 5.6 or 60% of the 9 points. Both of these revenue streams are impacted by the weaker end-user demand and inventory management by our distributors as well as end-users. Additionally, unbundled supplies revenue was impacted by about $10 million, resulting from some spot inventory constraints that will clear out in fourth quarter.

4

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Developing markets, with its two-tiered distribution, continues to have a disproportionate impact, resulting in a 25% decrease in post-sale revenue which represents 3.3 points of the 9. Their performance is made worse by currency changes in those geographies for which we do not adjust, but which cost us 1 percentage point on a total post-sale revenue.

We are seeing less of an impact on usage levels of our equipment, which affects our core annuity of outsourcing service and rental, $100 million lower on a base of $2 billion or 3 points of the 9. Our machines in the field remain a positive indicator, growing 20% for color and 1% for total digital. And although pages were down, driven by mono production declines, color pages grew 7%.

So in summary, we continue to manage with discipline in a challenging economy, exceeding earnings and cash commitments while positioning our business for strength going forward. And now, back to Ursula.

Ursula Burns - Xerox Corporation - CEO

Thanks, Larry. Here is a closing summary of the quarter on slide 10. We’re continuing to invest in key areas of the business that give us competitive advantage, like our ColorQube system, digital packaging solutions, and digital color presses. We remain pleased with the EPS, cash flow, gross margin, and overall operational improvements that delivered solid bottom-line results despite continued revenue challenges.

As a result, we are setting fourth-quarter guidance to $0.20 to $0.22 per share, excluding ACS acquisition costs, which gives us full-year earnings in the range of $0.55 to $0.57, up from $0.50 to $0.55.

In addition to this solid financial performance, we are very encouraged by the new business we are winning through our industry-leading managed print services. Scaling our services business has long been a strategic focus for us. The growth opportunity has proven to be significant.

Our customers are demanding more service-related value, and the multiyear contracts provide profitable recurring revenue. These factors reinforce the rationale of acquiring ACS. So we will take a few minutes now to share with you more detail about this deal; then we will open the line for questions.

In the next few slides we will take you through why BPO is such an attractive, relevant market for us; why ACS is the most compelling fit to drive our growth in this market now; how we plan for the acquisition; the revenue and profit synergies of it; our strategic and financial profile going forward; and why we are confident in the value that this transaction creates for our customers and our shareholders.

This is, indeed, a transformative deal for Xerox at a time when a transformation is needed to respond to rapidly emerging demands in the market place.

Slide 12. We believe this transaction is a solid investment and will deliver increased and sustainable value for our shareholders and customers. There are six key reasons why.

It provides immediate scale and leadership in BPO. It increases our already-strong free cash flow. It strengthens our annuity-based business model. It takes great advantage of the power of our brands, our technology, and our global reach. It expands our participation in a growing broader market. And it significantly enhances our profitable revenue growth.

Through the acquisition of ACS, we gain a growth catalyst that secures a strong competitive future for our Company.

Turn to slide 13, please. This transaction combines two best-in-class companies to create a new class of solutions provider. In doing so, we become a $22 billion company, $17 billion of which is recurring revenue. Our free cash flow will exceed $2 billion. We deliver double-digit operating margins, and we are a leading player in a $500 billion market. That’s 4 times our current market, and it’s a market with a 5% annual growth rate.

We’re on slide 14, and let me start with why now. The answer is really baked into our overall strategic planning process. Our Board and management team are always looking at opportunities for the Company to ensure we are elevating our strength in a changing business environment.

And here is what we are seeing. Our customers’ demands are evolving. Many are increasingly seeking service providers that offer a full range of solutions from the management of their print services to the management of work processes in their back and front offices.

5

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Large enterprises also demand global capabilities and global account management. They have offices in dozens of countries, but they have centralized ways of managing all of them. From their service providers they want one point of contact who can execute in multiple ways.

And our customers are demanding more value from their technology. They want their hardware investments married with software, and they want total packages that solve a problem, cut their costs, or simplify the way they get work done.

Xerox and others in our industry are responding to these dynamics by building more services into the value proposition both organically and inorganically. The reason is clear. In a mature hardware technology market, the bigger growth opportunity is in services.

Services is a broadly defined word. And as we look at it in our base business, services comprise both the technical support of our equipment and, as important, the software and outsourcing that relate to workflow in a business.

For example, we provide imaging services for clients where we’ll take their millions of paper documents, convert them to digital, categorize them, and create online filing systems. The common theme is the document, paper or digital. It’s the basis of all the services that we provide.

So in scaling our services business, we started with following the document. We looked at where our expertise lends itself well in the industries that are still heavily dependent on documents. That brought us to business process outsourcing, which is almost entirely document-driven and differentiates us from IT providers.

BPO is all about taking time-consuming operations and either automating the processes through technology or finding more productive ways to do the work manually, or a little of both.

Healthcare is the best example of an industry that is still very paper dependent. Whether it’s the healthcare provider or the healthcare payer or even the patient, paper is changing hands and needs to get to the right source for appropriate action. BPO providers are behind the scenes doing the work, producing the hard copies, converting forms to digital, distributing them to the right parties, processing the payments, etc. Documents in any form are part of every single step.

And that’s where Xerox and where ACS comes in. For our business to increase its relevancy, we needed to broaden our definition of services, and that’s why BPO became the logical and natural next step for Xerox.

With the BPO business, we extend our participation in vertical markets like healthcare, legal, transportation, and financial services. We participate in a more diversified market that holds up well in any economy. We become in differentiated in the marketplace, and we benefit from stronger relevance in the world of business today.

Please turn to slide 16. So let me be clear, Xerox is the world leader in document technology and related services. Documents and imaging are core to nearly every business process. ACS is the world leader in business process outsourcing. Marrying our two very complementary leadership positions creates a formidable competitor in our expanded market.

Keep in mind Xerox has always led the technology shifts in our industry – from analog to digital, from black-and-white to color, from standalone devices to multifunction systems, and from managing print shops to enterprisewide print services. So it’s not in our blood to stand still.

Acquiring ACS gives us best-in-class BPO expertise in diverse markets where ACS is already a leader. It makes us immediate – it gives us immediate scale to start participating now in a market that is growing really fast.

It lets us take advantage of our brand and global account relationships to grow their BPO business outside the United States. It provides a great platform for our innovation, to help improve their offerings through more automation.

It lets us benefit from double-digit operating margins. It fuels our annuity stream, so that our combined recurring revenue will be 80% of our total revenue.

At the end of the day, regardless of the strength of our existing business, with a company like ACS we will take advantage of the market growth potential as a leading provider of integrated solutions.

6

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

With ACS we are in the game as the leader. That means controlling our ability to deliver a more compelling value proposition for Xerox shareholders.

We’re on slide 17. We began evaluating acquisition targets in services several years ago. In those evaluations ACS was always included. It was tough to ignore the disciplined and strategic approach that they were taking to scale their business while delivering impressive financial results. So ACS was definitely on the radar screen.

However, we chose to make smaller acquisitions that supported our play in vertical markets. Our success and learning from these transactions prompted us to expand our focus to a full range of possibilities including large deals. Given how our industry and competitors are evolving, we know that the opportunity is now. Again, we feel strongly that we need to get ahead of the curve.

Through detailed reviews, we were led to back to ACS as the very best option to expand our business. So for Xerox’s Board, our management team, Anne, and me, signing this deal was high on our agenda over the summer.

We were very firm on our requirements. The acquisition had to give us access to an expanded market with strong, sustainable growth. The deal had to improve the overall financial profile of Xerox, not keep it the same – had to make it better. And we needed to ensure that the company we acquired had a solid, committed management team to help lead the effective execution going forward.

With ACS, these requirements are definitely met, and then some. Prior to the transaction announcement last month, both companies conducted in-depth analysis to identify costs and revenue synergies. They are significant. They are absolutely achievable. And they help to support the added value of this acquisition for Xerox and for our shareholders.

Larry will walk you through these synergy cases and discuss how this acquisition shapes our financial model going forward. Larry?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Over the years, Xerox has built a track record of identifying and executing on cost actions. The transaction with ACS presents Xerox with a compelling opportunity for tangible, achievable synergies.

The revenue opportunities are significant catalysts on their own. The cost synergies provide a solid base for the transaction. The cost synergies were derived by conducting a line-by-line review of cost-reduction opportunities, focusing on corporate governance, services delivery, and infrastructure.

When we announced the transaction we indicated that we would see around $100 million of synergies in year 1, ramping to $300 million to $400 million by year 3, and an additional $250 million of cash benefits over the first three years. The potential, though, is much more, as the next slide shows.

We’ve calculated the total base scenario for synergies to be about $2 billion in revenue by year 5 and $100 million in cost synergies next year, ramping to $600 million in annual profit by year 5. For our base case scenario, we have used very realistic and conservative assumptions. For example, it assumes that we do not realize any additional revenue until year 2.

We don’t see our upside scenario of $800 million in profit as the ceiling for our combined Company’s synergy potential. Rather, it is a reasonable, achievable benchmark.

To drive delivery of these synergies, we have established acquisition operation offices at both companies. We’ve detailed over 60 different initiatives that are managed across four teams – services sales; innovation; corporate governance; and delivery and infrastructure. We built up the synergy estimates from these initiatives, and we will closely measure and hold teams accountable for delivering on them.

Now let me give you a couple of examples of how we will achieve these synergies. We will be able to achieve $130 million in savings by incorporating ACS’s activity-based compensation practices across some of Xerox’s service areas. ACS typically can deliver cost savings in the range of 20%. We are conservatively planning on just over 10%.

We can generate $100-million-plus in revenue in year 3 from Xerox’s strong brand image and global sales channels, particularly given the fact that 92% of ACS business currently comes from North America and 20% of our customers overlap. When you consider the significant market

7

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

opportunities and the total revenue incentive structure for our top-level relationship managers, our challenge will be managing the volume and quality of leads to ensure we have enough resources to implement the new business.

Next slide. Here is a review of the strength of the total financial profile that results from this acquisition. There are four key points.

First, the combination strengthens our annuity-driven business model. We will achieve 6% to 8% revenue growth driven by organic and inorganic growth and small distribution and BPO acquisitions. This revenue drives incremental profit, increasing margin, and expanding earnings. Annuity model generates cash of 11% of revenue for cash from operations and 9% of revenue for free cash flow.

Second, significant cash flow. Cash from operations of $2.6 billion in 2010, going to $3.1 billion in 2012 driven by earnings. CapEx in the $600 million to $700 million range each year, driven by the growth of our BPO business.

Debt repayments of $1.8 billion in 2010; $800 million in 2011; and $100 million in 2012. These debt payments are net and are driven by where we want and expect to land on our debt-to-EBITDA metrics.

Dividends are about $260 million a year. So cash available to return to shareholders is estimated to be $1 billion in 2011 and $2 billion in 2012. We expect to use approximately 75% on share repurchase and 25% on small acquisitions.

Third, investment-grade debt-to-EBITDA metrics. We believe that given the cash generation of the model and growth in EBITDA we will be at a steady state debt-to-EBITDA within 1.5 years from closing, mid 2011. This gives us the opportunity to start to return cash to shareholders.

By 2011, debt drops by $2.5 billion and debt-to-EBITDA is at $2.3 billion. Cash generation drives a strong balance sheet.

And fourth, earnings expansion. With revenue growth including all our synergies, we can increase operating margin by a point a year through 2012, which will expand earnings by 15% to 20%. On an adjusted basis – excluding intangibles, restructuring, and transaction costs – we will deliver $0.75 to $0.85 in 2010, growing to $1.10 to $1.20 in 2012.

To reiterate, the combination of our Company’s results and a powerful business model, huge cash generation driving cash returns to shareholders, an investment-grade Company, and a margin growth and earnings expansion going forward. We are confident the strategic fit matches customer requirements going forward and the financial profile will deliver short- and long-term shareholder value. Now back to Ursula.

Ursula Burns - Xerox Corporation - CEO

I know you’re anxious to get to the Q&A, so let me wrap up quickly.

In summary, why BPO? It’s a business that is driven by documents, and that is a space that is a natural extension of our current technology and services offering. It’s also a highly relevant market with increasing profitable growth across many vertical industries.

Why ACS? They are the largest diversified BPO player in the world, and the best. They have strong expertise, excellent leadership, and a steady track record of solid financial results. But they need brand power and more global account focus to grow outside of the United States. And they need innovation to differentiate.

So the respective needs and strengths of our two companies really do complement each other and make the compelling value proposition.

Why now? Simple. As we see more consolidation in the industry and more convergence of technology with services, we want to be the leader in this market and benefit from the growth opportunities now and well into the future. And we are well on track to do so.

Just as we manage our base business with discipline, we are doing the same in executing against well-defined synergy cases for both revenue and costs. Execution is a key strength of both of our management teams, so I’m very confident we will deliver on our expectations.

Strategically and financially, this acquisition is about value. Creating more relevant value for the Xerox brand, more value for our customers through a broader set of technology and services offerings, and more sustainable value for our shareholders through increased recurring revenue, stronger cash flow, and expanded earnings.

8

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Many thanks for listening, and now let’s open it up for questions.

Q U E S T I O N  A N D  A N S W E R

Operator

(Operator Instructions) Ben Reitzes, Barclays Capital.

Ben Reitzes - Barclays Capital - Analyst

Yes, good morning. Thank you. I wanted to ask you about slide 19, in particular. I know Larry mentioned some of this, but maybe if you both could just talk about what is needed to get to the upside scenarios there. Where particularly in year 1 and year 2 and 3, where there is the difference of $50 million in year 1 and $125 million in year 3. Just some of the things that need to break right.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Well, you know, I think, Ben – good morning, by the way.

Ben Reitzes - Barclays Capital - Analyst

Good morning.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

I think it’s just a question of conservatism. I think we feel confident that we can get to the upside. It’s not a question of getting breaks.

We are going to be driving for those numbers, and when we put together a case here we wanted to be conservative. We wanted to keep the numbers to the level where people didn’t think we were just putting in numbers. So to answer your question directly, I think the upsides are achievable and that’s what we will be driving for.

Ben Reitzes - Barclays Capital - Analyst

In terms of specific projects on the synergy side, I realize that it may be a little sensitive given that there’s people involved in terms of what you are outsourcing to ACS. But could you talk particularly a little bit more about that particular cost synergy, and what can be done very quickly to ACS?

Maybe specific business processes. Or if that is too specific given the people involvement, just anything more around that, that shows us that big part of the synergy there, what you’re going to outsource to them.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

I think you are right, Ben, I think there is some sensitivity to picking – naming names here. But generally speaking, there are parts of our business that are people oriented. And we want to be able to get productivity in those areas.

Generally speaking, there is a lot of people-driven areas. If we just consider all of those areas in the services area and the help desk kinds of areas, there is ample opportunity to get productivity.

9

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ursula Burns - Xerox Corporation - CEO

Yes, and Ben, it’s not all about removing people from the process. It’s important to look at what ACS brings to the table from a process management perspective. It’s also about having the people who are working these processes become more efficient and effective in how they actually carry out their activity.

So not all of the work that we will be doing is about removing people from the business; it’s getting them to be more productive.

Ben Reitzes - Barclays Capital - Analyst

Were these projects you were going to do anyway? Or you need ACS to do it? Because you would have preferred to keep it in-house, so now that ACS is in-house you can do these things?

Ursula Burns - Xerox Corporation - CEO

Well, there’s two buckets that we should look at. One is, there is a process – it’s not scientific, but it is pretty specific – that ACS uses to manage their human capital. That is a process that is part of the secret sauce of ACS that allows them to be as good as they are.

We’re going to apply some of that. We couldn’t do that without them helping us to do that. That is one set.

There is another set of activities that are to reorient or to look at the way that we do business. So ACS will come in and take over activities for us. They will do them because they are already outsourced. They will come in and become the outsource provider for us, for example.

And we get, as we said in some of our earlier discussions, we will get not only the profit margin but we will get the manufacturers’ margin as well.

So there are two different looks here. But this is not the biggest focus of the activity. It is clearly a big piece of work that we are doing when we combine these two companies, but the benefit is not only internal to Xerox. It’s to our customers as well.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

I think too, Ben, the comfort zone of how much you do in all of this is helped a lot by ACS being part of the Xerox company. Whereas if you just outsource it, it’s not the same kind of approach. As Ursula said, there is no profit margin associated with it.

One last point, too, was that there is a nonproduction benefit here of a significant value, which is people oriented; and it is just using the power of the two companies together to save a lot of money on purchasing.

Ben Reitzes - Barclays Capital - Analyst

If you don’t mind, I’ll sneak one more in and get on the queue. Just with regard to the core business, it looks like production was particularly weak in the quarter. Could you kind of go through the puts and takes of that business? Maybe there was a difficult compare.

And then if there’s is any parts of the business that were better than expected as well, if you don’t mind just highlighting. It looks like, I would guess, that production was one of the areas a little weaker than you would have thought. And there must have been some other areas, because revenues did come in a little better than expected. But wondering what you would call out on the upside too.

Ursula Burns - Xerox Corporation - CEO

Yes, production, you are correct. Just like in quarter 2, production was particularly hard hit. Particularly production mono, which is a business that as we talk about all the time is the core to the infrastructure of many large enterprises. And those volumes are definitely under pressure everywhere around the world.

10

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

We also had two things to keep in mind. One was that we lapped the 700 product that we launched last year. And by the way, it is still going well, the 700 is going well, but we have the first quarter where we had it in the first – in two quarters on a year-over-year basis.

And then the third point is that we had particular weakness in production color, in production color in Europe, waiting for the launch of the DC7002 and the 8002. Those products are in the market now and they are doing well and we expect them to continue to do well.

So we have a little bit difficult compare. The industry and market is still a little bit soft, and we have a product introduction that we’re counting on and we expect to continue to do well.

Let me just say one thing on the ColorQube product, which I will tout and trumpet every time I have a chance. It’s doing well. We introduced it in the United States. We just started launching it in Europe. The uptake is good. The buzz continues to be strong. And we’re launching it in DMO in the first quarter in 2010. So ColorQube is also doing well.

Ben Reitzes - Barclays Capital - Analyst

Okay. Thank you very much.

Ursula Burns - Xerox Corporation - CEO

You’re welcome.

Operator

Shannon Cross, Cross Research.

Shannon Cross - Cross Research - Analyst

Good morning.

Ursula Burns - Xerox Corporation - CEO

Good morning, Shannon. How are you?

Shannon Cross - Cross Research - Analyst

Good, good. First, Ursula, can you just talk a little bit about – now that you’ve had time to be out there and talking to people – the feedback you’ve gotten from customers and partners on the ACS transaction? What they are thinking, how they are kind of looking at it?

Ursula Burns - Xerox Corporation - CEO

Well, customers, all I can say in summary is we’ve not heard a bad word from either ACS customers or from Xerox customers or from customers that do business with both of us. Interestingly enough, their understanding of the requirement, which is what we were really responding to, is clear and is forefront in their minds. So when we speak to our customers, they want to make sure that we’re not going to go in to disrupt any good thing that we have going. But also they want us to build on the connection of the two companies so that we can start to knit this process together. So really good words on customers.

From a partner kind of perspective or people who look at our industry, so either advisers or partners, I think that you’ve read a lot of the writings here. I don’t think we’ve had one negative comment at all. All of the pundits from the equipment side, the technology side, the document side that Xerox is in, and from the BPO side that ACS is in, are all very, very positive and all aware of the value that we can create.

11

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Their only caution to us is make sure that we implement it. They see it; we just have to do the implementation there. And I don’t know if Lynn wants to get anything from ACS side.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

I agree 100% that the client reaction has been very positive. They’re particularly interested in the idea that Xerox has such a great tradition and capability in research and development and innovation. And that appeals very broadly to our customer base.

And then the fact that we have a global reach and a global brand is very important to many of our customers, because that is such an area that is a weakness that we have right now. So people have been very, very positive.

Shannon Cross - Cross Research - Analyst

Okay, great. Then, I don’t know, Larry, if you want to talk about this. But what are some of the underlying assumptions you are using in the numbers, just for your core business? How are you thinking about 2010 going forward? Clearly there hasn’t been much of an improvement.

Maybe, Ursula, if you can talk anything about what you are hearing from your customers just in terms of where their demand levels are, how they are thinking about their budgeting process for 2010, anything specific on geographic outlook, etc.

Ursula Burns - Xerox Corporation - CEO

Yes, I will take the first part and just give you some color on what customers – on what we’re seeing from a demand perspective in the industry and the environment out there. We still are seeing very muted activity levels around the globe. So this is not only in any specific geography. Muted activity levels. People are still holding to – before they make an additional buying decision.

The good news about this, or the point that we are feeling not so bad about – a better way to put it – is that machines in the field remain strong. So people are not removing their technologies. By the way, MIF and color grew, as we said in the conversation. The machines in the field are staying strong. They grew by about 1%.

So what we’re seeing is people taking a very cautious approach to adding new technologies on a global basis. Weakness everywhere. Developing markets continues to be weak. Europe – so everywhere, weakness everywhere.

But as the market improves, since customers have in their environments already the technology that is needed to pick enough advantage of an uptick, we are confident that we will be participating in that uptick.

And then as the demand even increases, then we will get equipment sale revenue growth as well. So – and then Larry can talk about what he is saying from the financial (multiple speakers).

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Yes, I mean, from a financial point of view, given that we should have or will have easier compares or compares that are being compared to numbers that were significantly down on the revenue side, we are certainly planning for improvement in that area, which will help drive the business. We’re still going to be very conservative on the cost and expense side, driving more cost and expense out of the business to buffer anything that might happen on the revenue and make sure that we can deliver on what we have said in this package.

Shannon Cross - Cross Research - Analyst

Okay, great. Then one final question, just on sort of more of a Xerox business question. For managed print services, clearly HP has been talking about that. Lexmark talked about growth in MPS yesterday. Can you talk, Ursula, about what you’re seeing in terms of contract signings and interest, RFPs, etc. from customers who are looking at taking on more managed print?

12

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ursula Burns - Xerox Corporation - CEO

Yes, as you know, we introduced managed print service for the channel last year. And actually we are the leader in that just like we were the leader in managed print services, introducing that in general for the enterprise. What we are seeing is that it continues to be the strongest offer that we have.

Customers – so managed print services – services in general and managed print services for customers of any size, they are significantly more interested in Xerox providing a total solution than they are in our providing technology that someone else has to come in and help them implement and operate.

So signings are strong. Deals are smaller. That is for sure – deals are smaller, and they are taking a longer time to actually sign. But we are winning more than our fair share of deals. We’re the leader in this space, and really happy and pleased, interestingly enough, that people are following. Because it actually validates the fact that this is the offer to go after. And since we are ahead, it makes for a good place for us to play.

ACS actually, in our foray into BPO, is the next natural extension of this. So we first started with technology. Then we knitted together some software and put some people on top of it to actually manage that whole process. Document process.

Now they are saying get a little bit smarter. Take it up a level. And can you get engaged and understand a full horizontal or vertical process for us and manage that? And that is the next step with ACS.

So it’s a good play for us. It’s definitely a good position for us to be in.

Shannon Cross - Cross Research - Analyst

Great. Thank you.

Ursula Burns - Xerox Corporation - CEO

You’re welcome.

Operator

Keith Bachman, Bank of Montreal.

Keith Bachman - BMO Capital Markets - Analyst

Hi, good morning, team.

Ursula Burns - Xerox Corporation - CEO

Good morning, Keith.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Good morning, Keith.

Keith Bachman - BMO Capital Markets - Analyst

I had two questions; and nice job on the cash flow. My two questions I would like towards you, Ursula, if I could. The first is, you mentioned that ACS – the acquisition is aligned to getting more in document workflow. I definitely agree with the line of thinking.

13

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

What I’m still not clear about is how much of ACS is really about document workflow. Specifically, just to call out an area, ACS is pretty active in electronic toll collections. So I was just wondering if you could characterize how much of ACS really relates to document workflow. And for things that don’t, would you look at disposing of those assets? So that is my first question, please.

Ursula Burns - Xerox Corporation - CEO

Yes, since you directed it to me very specifically, and then you can ask the second one, Keith, if you don’t mind. I’ll answer, but the person who is sitting here who could do it better is Lynn. But I will answer because you directed it to me.

It turns out just about every single thing about ACS is document workflow. Just about every single thing. They have an ITO business which is still important and will continue to happen after this deal closes.

But ACS is about – even the electronic toll collection, it’s about taking an image, some unstructured piece of information, some unstructured document in whatever captive mechanism you want, and doing a next transaction on that. On increasing the value and closing the loop on the deal. So even electronic toll collection where you take – where today you have this metal thing on your window that actually has to be set. It goes over to Guatemala; it gets scanned in or typed in and transacted, mailed back. It’s all about documents.

The whole point here is, why do that in a manual error-prone way? Why not do it in a more technology-based way? That is one thing.

The other thing is that they want more. They say just this simple thing of taking the information that we specifically asked for and using it is interesting; but there is so much more we can do with it.

So transportation agencies around the world want us to help them eliminate – want ACS to help them eliminate these toll tags that are on all these cars. It’s a big expense to send them out. People lose them. They break, etc.

So if you think about everything that happens from a work process, from a document process, it’s based in documents. BPO is about documents.

So we see it in every line of their business, in every line of their business, that our technology and our reach can help them; and they can help us immediately scale a BPO business that we can leverage our technology and leverage our reach as well. So it’s a great marriage.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Just one quick follow on. If you take tolling, since you raised that one as an example, the concept of video tolling which Ursula was describing is the next generation. Well, if you think about taking a picture of a car, either through video or still camera, that creates a document. A digital image is a document.

And what Xerox has is technology that allows us to look at that document – not to get into too much technology – but in an unstructured way, the way that a human being would look at the document. Find a license plate and other information potentially; read it; and get that information into a database to determine whether or not it’s a valid EZPass member, for example.

It is very document intensive. You just have to – it’s how you define documents. But digital records in our view are documents. They may come from voice files, they may come from images, they may come from paper documents that are scanned. But as Ursula said, the vast, vast majority of what we do is document oriented.

Ursula Burns - Xerox Corporation - CEO

So, Keith, what is the next question?

Keith Bachman - BMO Capital Markets - Analyst

Yes, ma’am. I wanted to – the second question relates to, what is Xerox bringing to ACS? So the line of reasoning is that Xerox has better global account penetration than what ACS has today, is what I’ve heard. And I just want to clarify that.

14

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

So doesn’t that raise the question – if ACS is competing against the likes of IBM, etc., as well as a number of other players around the world, but at the account level does Xerox have better representation or account penetration than some of the existing global competitors that ACS is going against every day?

Ursula Burns - Xerox Corporation - CEO

I will have Lynn take that, please.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Yes, I think that you raise a very good point. It is that this is not a play of us going against IBM or HP or Dell and the acquisitions that they have recently made. Those are plays in the IT infrastructure and IT services. You know, management services, software integration, systems development. That is their play.

We are a great IT provider, primarily in the United States. But we are not doing this to attack IBM outside of the US and try to go toe-to-toe with them in the IT business.

We are the world’s largest BPO provider, and we are going after BPO on a global basis. In that environment, the fact that Xerox has – 500 of their largest accounts are managed by these global account managers and have relationships at the senior executive level, we believe very strongly – and that’s something we don’t have, by the way, outside of the United States. The fact that that exists, we are very confident that those people, who are relationship people, can take our subject matter expert sales people, introduce them into the finance and accounting department, into the human resource department of these global companies; and then let our subject matter experts do the selling.

This is – we know how to execute on this. What Xerox brings us in this particular regard is an infrastructure, a global infrastructure, and global access to these major accounts. It’s a different play than going after IBM.

Keith Bachman - BMO Capital Markets - Analyst

I will cede the floor. Thank you.

Ursula Burns - Xerox Corporation - CEO

Thank you, Keith.

Operator

Ananda Baruah, Breen Murray, Carret & Co.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Hi, guys, and thanks for all the extra info today. It’s actually quite helpful.

Ursula, I guess a couple of questions. Ursula, the first one for you. If you could characterize – is there any way you can just characterize maybe the tone of the shareholders you have spoken with over the last couple of weeks? I guess that’s really it. And if you’ve seen a change as you’ve sort of been out there talking about the deal?

Ursula Burns - Xerox Corporation - CEO

Yes, we have over the last couple of weeks spoken to all of our large – the vast majority of our large shareholders. We found that there are – since the initial announcement, like I said, we’ve spoken to all of them.

15

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

As you know, all big deals, especially a transformative deal like this, requires some explanation. We expected to have to provide that and we did.

We used today’s call to provide even more visibility into what we expect from the deal – the positives, the synergies, the reasons for it being a good shareholder play.

Once we explain the synergies, once we get past the synergies and they understand the synergies, the reaction has been positive. We believe that this is a strong deal for Xerox shareholders.

It provides – it puts us instantly in the BPO game in a leadership position. It throws off a ton of cash and allows us to get back into the game of utilizing our cash more directly in the shareholder benefit.

It strengthens our annuity business. It’s a great play for shareholders, and I think that they are coming along in understanding that.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Should we have an expectation – or I guess thinking about like what you will be doing to carry this momentum kind of throughout the fall, leading up to the vote, I guess. Do you plan on being kind of on the road as aggressively, collectively as a team, as you have in the last couple of weeks?

Ursula Burns - Xerox Corporation - CEO

Absolutely. We will be out on a scheduled basis, and we will take calls from shareholders who want to speak on an unscheduled basis. So the answer is yes, we will be out very actively just like we were out after the announcement.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Great. Then I see on the bottom of slide 19, the estimates slide, it states estimates assume a 12/31/09 close date of the transaction. Is that sort of an update as to when you expect the deal to close? I think previous, initially Q1 was what you guys had stated.

Ursula Burns - Xerox Corporation - CEO

That is what we expect. Actually we expect to close this date at the end of the first quarter of 2010.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Got it. Okay. Thanks a lot. Very helpful.

Ursula Burns - Xerox Corporation - CEO

In the first quarter of 2010. I’m hoping it’s not the end. But by the end we should have it closed. In the first quarter I hope to have it closed.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Understood. Just piggybacking off the competitive question, I guess – and maybe Lynn – this is for both of you. Maybe Lynn can chime in as well.

I guess who would you consider kind of your top competitors to be? I guess how would the composition change if at all kind of given the deal?

16

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

It changes significantly. Because in the BPO space there are no – we will clearly be the world leader in terms of size and scale, presence, product offering, and so on. So we will have a competitive position.

Most BPO providers tend to be very vertical. They’ve specialized in one particular area. They do finance and accounting, and that is their thing.

We provide, obviously, a variety of services; and now with a global presence we will be able to provide those services to customers around the world. And that will put us in a pretty unique position.

Ursula Burns - Xerox Corporation - CEO

If I can just correct one thing or update just for the record, the slide 20 bottom is just to show that the financials are done on a 12-month basis. We still expect to close in the first quarter. This is not an update to the closing timing.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Okay. Got it. But the synergies wouldn’t change based on the closing timing?

Ursula Burns - Xerox Corporation - CEO

No. I mean it –

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

We’d just have less time (multiple speakers)

Ursula Burns - Xerox Corporation - CEO

Less time. If you (multiple speakers)

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

(multiple speakers) I got it.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

It’s not going to be a material, because we expect to close early in the first quarter is the goal here.

Ursula Burns - Xerox Corporation - CEO

So the answer you your question is no.

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

So it’s not a material difference.

17

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Got it, guys. Then if I could just ask one last one and I’ll get back in the queue. I guess it’s a near-term question. I guess what is implied in the December quarter guidance is $0.06 to $0.08 sequential improvement in earnings per share. I can appreciate the environment is still soft.

If you look back through your history, I guess sort of near-term history, last eight to 10 years or so, you typically do $0.10 to $0.15; and typically you do the higher end of that range. So if you could just talk about what – if there is anything other than just demand is on the softer side that is having the EPS be a little bit lower than it typically might be on a sequential basis.

Ursula Burns - Xerox Corporation - CEO

Yes, demand is on the softer side. There is nothing more complicated than that. We understand the compare. We understand the quarter-over-quarter seasonality growth that we will get quarter 3 to quarter 4. And what we are seeing is a continued soft environment.

If it gets better, if it is better we will do better. We’re not trying to be coy here at all. If it is better, we will do better.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Got it. So I guess is that sort of – said a different way, you’re expecting softer than expected top-line seasonality in the fourth quarter?

Ursula Burns - Xerox Corporation - CEO

No, we expect –

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

I’m sorry, softer than typical top-line revenue (multiple speakers) .

Ursula Burns - Xerox Corporation - CEO

Yes, absolutely. Softer than typical, yes, for sure.

Ananda Baruah - Brean Murray, Carret & Co. - Analyst

Okay. Thanks a lot.

Ursula Burns - Xerox Corporation - CEO

Thank you.

Operator

Mark Moskowitz, JPMorgan.

Mark Moskowitz - JPMorgan - Analyst

Thank you. Good morning.

Ursula Burns - Xerox Corporation - CEO

Good morning, Mark.

18

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Mark Moskowitz - JPMorgan - Analyst

Hi, Ursula. A couple questions on the core business. Just trying to get a sense if you can talk more about the color sales velocity there. It seems it is kind of trailing the core business in terms of an inflection point. Is that kind of a laggard in terms of folks deferring purchases? If you can you talk a little bit more about that.

Ursula Burns - Xerox Corporation - CEO

The color? Color is a stronger part of the overall business, but it is also being affected by the economy. So our color MIF, our color pages, and our color activity in general is stronger than our black-and-white activity overall. But it’s being impacted by the economy as well. I’m not sure if I answered your question, but –

Mark Moskowitz - JPMorgan - Analyst

Yes, I’m sorry, I wasn’t clear. I was talking more about just the overall install activity related to color. I’m sorry.

Ursula Burns - Xerox Corporation - CEO

Yes, the overall install activity you’ll see in North America in particular, the color install activity was stronger than the black-and-white install activity.

And I think that you will see in quarter 3 that – we definitely did in quarter 2 and we will probably continue to do in quarter 3, gain share from a market perspective. We had some weakness in quarter 3 in Europe, but that is primarily in the entry production space because we didn’t have a product, the 7002/8002 which launched late in – or early in quarter 4.

So I don’t think that we see anything different from a trend perspective for this year. Color remained stronger than black-and-white in just about all metrics – activity, pages, MIF, etc. And we see share gains in North America and we will recover in share in Europe.

And ColorQube, as I said, again plays here. So we launched that in Europe in September – or in fourth quarter as well.

Mark Moskowitz - JPMorgan - Analyst

Sure. That actually is a good segue to my next question because I wanted to ask about the ColorQube. Just in terms of – a couple of parts to this question.

One, what type of accounts are you winning placement right now? Are these heritage Xerox customers? Or are you experiencing or encountering incremental wins in terms of new Xerox customers, new to the Xerox account?

Then the other part is, how are you in terms of the OpEx? I know you guys have kind of a staged deployment of ColorQube globally. But do you have any flexibility in terms of maybe accelerating because of the early success?

Ursula Burns - Xerox Corporation - CEO

Yes, so on the first question about where we are seeing the placements, we have been very focused. We launched a product with our sales people in the United States; and as we deploy it the same message that we want to go after new, so incremental color activity. So we don’t want to have our focus be on replacing existing color machines for Xerox. We see 40% to 50% of the installs are new Xerox activity.

So any account, all account, all types of business, small to large and almost half, up to half of the activity is new business for us. So it’s actually very good.

19

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

We obviously have flexibility up to go faster. We are managing this and metering it based on demand in the marketplace and cash utilization. Those are the two things that we want to be careful of to make sure we don’t get ahead of the game and have a lot of machines out there that we will eventually sell, but not sell in the period.

So we are staging the launch, as we just finished the United States. We are going to go to Europe, and then we will go to DMO. If things get hugely better, we can go faster. But we haven’t seen that hugely better yet; so we’re going to monitor it going forward.

Mark Moskowitz - JPMorgan - Analyst

Thank you.

Ursula Burns - Xerox Corporation - CEO

Welcome.

Operator

Jason Kupferberg, UBS.

Jason Kupferberg - UBS - Analyst

Hey, guys. Good morning.

Ursula Burns - Xerox Corporation - CEO

Hello, Jason.

Jason Kupferberg - UBS - Analyst

Hi, how are you?

Ursula Burns - Xerox Corporation - CEO

I’m great.

Jason Kupferberg - UBS - Analyst

Good, good. Lynn, I know you guys aren’t doing an earnings call tonight, so I wanted to hear your voice one more time.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Hey, good to hear yours, Jason. Great to hear you.

Jason Kupferberg - UBS - Analyst

Thanks for taking –

20

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Of course, I know you have not asked your question yet, so maybe it isn’t great to hear you.

Jason Kupferberg - UBS - Analyst

I had a question coming from the ACS angle a bit. As you guys pointed out, ACS has been very sales focused the past couple of years. Bookings have been tremendous over the past year. So I’m curious to understand how you guys might be incenting key members of the ACS sales force to make sure that they stay in place here through the transition as part of the merged entity, and make sure that that sales engine keeps humming along.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Well, the best incentive we can give to our sales force is for them to make more money. And being a sales guy myself, money motivates them.

And the opportunity that this is opening for our sales organization is the strongest motivator. We’ve tried to be careful and to make sure that people understand that, as we go through this transition.

The reality is, we’re not – in terms of the base ACS business, we’re going to continue to run as ACS, a Xerox company. We’re going to continue to sell the things that we have. It will impact those who have global opportunities in giving them more opportunity.

But we’re confident that this only has upside for the sales teams and that most of them are just going to stick to the knitting that they are performing right now, and make more money.

Jason Kupferberg - UBS - Analyst

Okay. A follow-up if I could here. One question that we’ve been getting a lot from investors is really trying to understand within the client organization that Xerox has relationships at, in how many cases – or if there is a way to kind of estimate a percentage of these clients, where the actual decision-makers are the same individuals who would be making decisions as it relates to ACS’s solutions. Is there any way you can frame a metric or an answer around that?

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Yes, one of the reasons that we talk about the global account organization that Xerox has is that that transcends the individual department decision-making that goes on. What I mean to say is that if you are working with purchasing or procurement on a decision for a piece of hardware, that is going to be a different person than the person who would decide who processes the back office insurance claims.

But the relationship – and that’s the case. But where Xerox has relationships at the senior executive level, that is with people like the CFO, the CEO, the CIO. And those people – that bridges that decision gap, if you want to think of it that way.

So we’re comfortable that this is not a situation where we’re expecting a field Xerox salesperson who is working heavily in the managed print services area – we expect them to bring us in, in the ITO world there; but we would not expect that person to be the one who makes the link on finance and accounting, for example. We expect that global account manager to introduce our subject matter expert to the CFO.

Ursula Burns - Xerox Corporation - CEO

If I can just add one thing, Jason. If you look at Xerox’s business, we have a $3.5 billion services business today, over $3 billion services business today. The transactions that we carry out in those services business are not small and they are not equipment based. We already have to, and our account general managers already do, manage the introduction and the integration of the deployment of our services offerings to these large clients. So they already introduce. They already manage the account relationship at the most senior level to pull off a services deployment which is very large and fairly complex and involves a large piece of the infrastructure.

21

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

So they integrate and interact with CFOs, with the CIO, with the CEO. They do that today to actually grow – to have grown our services business. So we have that basis already.

Jason Kupferberg - UBS - Analyst

Okay.

Ursula Burns - Xerox Corporation - CEO

And we practice it today.

Jason Kupferberg - UBS - Analyst

Okay. Well, thanks for the color. Good luck, guys.

Lynn Blodgett - Affiliated Computer Services, Inc. - President, CEO

Good to hear your voice.

Operator

Ben Reitzes, Barclays Capital.

Ben Reitzes - Barclays Capital - Analyst

Hey, thanks for getting back to me. I just wanted to go to slide 21 in the bottom right corner, where you have your income statement projections. I just wanted to clarify something.

The adjusted EPS at the bottom, not the GAAP, is that using the current consensus that’s out there on the Street for 2010 and 2011 for the core business?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

No, it’s using our – it’s all our estimates.

Ben Reitzes - Barclays Capital - Analyst

Is it pretty close to where consensus is?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

For the base business?

Ben Reitzes - Barclays Capital - Analyst

Yes, for the core Xerox.

22

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Yes, is probably close to – I mean, we weren’t that far off from consensus.

Ben Reitzes - Barclays Capital - Analyst

Okay. Then just with regard to slide – I assume – and that is including the base case, right, synergies that are on slide 19?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Yes.

Ben Reitzes - Barclays Capital - Analyst

Plus the EBIT and the business of ACS?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Yes.

Ben Reitzes - Barclays Capital - Analyst

Okay. Is there anything else? Maybe this is basic, but I just want to clarify that. Those numbers obviously put you pretty close to $1.00 in FY11.

And then with regard to share repurchase, I wanted to just clarify a comment you said earlier, Larry. You said by mid ’11 that you will use 75% of your cash for returning cash to shareholders?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Yes, I said by mid ’11 we will start to be able to repurchase shares.

Ben Reitzes - Barclays Capital - Analyst

Okay, and that’s what you – that is your focus rather than dividend?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Well, yes, I mean, dividend is a Board decision. But right now, I would say share repurchase is where we are going.

Ben Reitzes - Barclays Capital - Analyst

Okay. Then anything you guys just want to talk about with regard to timeline? You obviously need to get the S-4 done; and then obviously we need to vote. Anything that – do you mind just walking us through again just on some of the basics of the timeline?

What your latest to-do list is in terms of the basics as we go through the transaction? That might be helpful for some on the call – and maybe me, because maybe I’m not as smart as everybody. But I wouldn’t mind hearing it.

23

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ursula Burns - Xerox Corporation - CEO

We have to file the S-4, which we should do tomorrow. We then have to – it has to stay out there for a certain amount of time, and it’s 30 days it has to stay out there. We have to try to get the votes.

And once that happens, we will close. And we hope that that will happen in the first quarter. (multiple speakers)

Ben Reitzes - Barclays Capital - Analyst

When do you expect the vote?

Ursula Burns - Xerox Corporation - CEO

Probably late December, early January.

Ben Reitzes - Barclays Capital - Analyst

Okay. Ursula, you’ve probably spoken to all the large holders. What is your confidence of getting the transaction, the vote, going your way? You only need 50% of those present, right?

Ursula Burns - Xerox Corporation - CEO

I am very confident that we will be able to get the vote. We have to work to do that, and that is what we do every day.

Ben Reitzes - Barclays Capital - Analyst

Got it. Larry, any timeline on any of your financing plans?

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Well, the first step here is we are putting out an S-4 and a Q as fast as we possibly can, which starts the process. I’m told that the process with the SEC is 30 days, hopefully, or so, depending on the questions that you get. So at that time hopefully we would be – could go to capital markets if the capital markets were receptive, and would go to the capital markets.

Just to add some other information that I think was in our MD&A, but the bridge has been syndicated. So there is a number of banks that have taken the bridge loan.

And number two, we’ve also renegotiated the covenants on it and so that there is more than enough cushion going out through time. I think the specifics are in the MD&A, but it goes out in time.

We also have a regulatory with the government, Hart-Scott-Rodino, that has to go through. But I think we’re on a fastest path that we possibly can be.

Ursula Burns - Xerox Corporation - CEO

And that’s the best takeaway.

Ben Reitzes - Barclays Capital - Analyst

And what’s the best case scenario that you raise in the capital markets? Or what do you think you’re going to need?

24

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Larry Zimmerman - Xerox Corporation - Vice Chairman, CFO

Well, the whole bridge was done at $3 billion; so that obviously would be the maximum. Given our cash performance and everything else, maybe it would be less.

Ben Reitzes - Barclays Capital - Analyst

Okay, great.

Ursula Burns - Xerox Corporation - CEO

But max, $3 billion. I think we have time for one more question.

Operator

Shannon Cross, Cross Research.

Shannon Cross - Cross Research - Analyst

Thanks. I actually have a question going back to sort of Xerox’s core business. With regard to the pressure that you have seen on the supply side, I think it was down 18% this quarter which clearly a lot of that was paper and inventory contraction and that. Can you talk a bit about – and also I guess emerging markets.

How are you looking at that? If it turns around it’s clearly going to be a pretty big improvement or at least a nice source of profit. So how do you sort of – what are your discussions with your channel partners on that side? How are you thinking about the paper business? Just anything you can give us around that revenue stream.

Ursula Burns - Xerox Corporation - CEO

So you were right, by the way; it is a nice source of profit and cash for us, and therefore we focus on it a lot. We have seen the continued softness. And as you pointed out and as slide 9 spoke about, the way that we look about is to make sure that we understand what portion of our core business – the non-inventory stocking, the non-paper, which is our – you know, service and rental business is core business. How is that faring? And that is holding up better than our equipment business and holding up better than the total supplies business.

So that is good. That remains the case. We haven’t seen an increase in inventory stocking in the channels, really. That trend hasn’t changed.

We have been very, very disciplined about how we manage inventory. And last quarter we missed some orders because we didn’t have the inventory on hand. We didn’t have the actual supply on hand. But we didn’t lose those orders; we expect to get them this quarter. So we have been very, very tight in managing our own inventory.

But net-net, the post-sale business for our core business continues to trend which is a little bit better performance than the overall post-sale paper continues to be. Paper supplies and particularly channel supplies and particularly [BMO] continue to be weak.

We do expect as the economy gets better and as business starts to turn around that this will start to grow. This is a big base for us though, as you know, Shannon. It is a huge number, which is good. And when it turns around, we will see it before anybody else sees it, because to turn the number takes a lot.

Shannon Cross - Cross Research - Analyst

Can you give us any color in terms of verticals? Like where you are seeing more weakness or less? I think IBM and [Osay] both mentioned a little bit of an improvement in the financials vertical, but I’m just curious as to anything you can give us there.

25

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

FINAL TRANSCRIPT

Oct. 22. 2009 / 10:00AM ET, XRX - Q3 2009 Xerox Corporation Earnings Conference Call

Ursula Burns - Xerox Corporation - CEO

We haven’t seen an improvement in any specific vertical. I’m happy to hear that IBM and whoever you just said –

Shannon Cross - Cross Research - Analyst

Osay.

Ursula Burns - Xerox Corporation - CEO

– also saw improvement, because IBM is a customer of ours; so if they improve then we should be able to improve as well.

We haven’t seen a big uptick in any particular vertical. Production mono, so financial services, deals, etc., when that starts to turn around, which is a user of our technology and our services, large users of our technology and services, as those verticals turn around then we should see our production mono business and business overall get a little bit stronger. So we are looking for sustained signals there.

Shannon Cross - Cross Research - Analyst

Great. Thank you.

Ursula Burns - Xerox Corporation - CEO

So my thanks again for joining us today. Larry, Lynn and I look forward to talking more with you in the upcoming weeks. Enjoy your rest of the day.

Operator

Thank you for joining today’s Xerox Corporation third-quarter 2009 earnings release conference call. You may now disconnect.

D I S C L A I M E R

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies mayindicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2009 Thomson Reuters. All Rights Reserved.

26

THOMSON REUTERS STREETEVENTS  |  www.streetevents.com  |  Contact Us

© 2009 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.